September 20, 2007
Mr. Timothy A. Geishecker
Senior Counsel
Mail Stop 4651
U. S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4561
Re:	Rohm and Haas Company Definitive 14A Filed March 23, 2007 File No. 001-03507
Dear Mr. Geishecker:
We have received your letter dated August 21, 2007 commenting on the executive compensation and related disclosures in our definitive proxy statement and respond as follows:
Directors’ Compensation, page 13
1. Disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management’s discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).
Response to Comment 1: See below for response to Comments 1 and 2.
2. For each director, disclose by footnote to the stock awards column of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).
Response to Comments 1 and 2: We have made no assumptions to value the awards. The only stock awards directors receive are the deferred stock shares that they receive in lieu of their director fees. The directors’ fees are denominated in dollars and 50% of the total amount of cash fees that non-employee directors are entitled to receive for the year is paid in deferred stock. The schedule of cash fees that directors are entitled to receive is set forth on page 13 of our proxy statement, followed by an explanation of the calculation of the amount of deferred stock that the directors receive. FAS 123R does not require us to use a different value for the deferred stock than the amount of the cash fee that it is replacing; therefore, footnote disclosure of the grant date fair value of the deferred stock is not necessary.
As an example, Dr. Schmitz was the Chair of the Audit Committee. He was entitled to receive, and did receive, as shown in the Non-Employee Directors’ Compensation Table, a cash fee in the amount of $87,500 (50% of the sum of the director fee of $150,000 and the Audit Committee Chair retainer of $25,000) and a number of shares of deferred stock having a value on the fifth business day in January of $87,500. We have disclosed in the table the dollar value of $87,500 for the shares of deferred stock, rather than the number of shares of deferred stock.
3. For each director, disclose by footnote the aggregate number of stock awards outstanding at fiscal year end. Refer to the Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
Response to Comment 3: As noted above, the only stock awards that the directors receive are deferred stock shares that they receive in lieu of directors’ fees. We believe we disclosed the requested information in footnote 2 on page 13 which states:
As of December 31, 2006, Mr. Avery held 28,161 deferred stock shares, Mr. D. Haas held 11,085 deferred stock shares, Mr. T. Haas held 18,296 deferred stock shares, Mr. Keyser held 21,737 deferred stock shares, Mr. Mills held 5,837 deferred stock shares, Mr. Montoya held 31,570 deferred stock shares, Dr. Moose held 18,195 deferred stock shares, Dr. Omenn held 30,155 deferred stock shares, Mr. Rogers held 4,283 deferred stock shares, Dr. Schmitz held 17,573 deferred stock shares, Dr. Whitesides held 5,627 deferred stock shares, and Dr. Whittington held 24,708 deferred stock shares.
Compensation Discussion and Analysis, page 14
4. With respect to the engagement of compensation consultants, you are required to provide the full disclosure set forth in paragraph (e)(3)(iii) of Item 407 of Regulation S-K. To this extent, we note your disclosure with respect to the engagement of Pearl Meyer & Partners lacks discussion of the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements. Your disclosure should address the consultant’s role in determining and recommending compensation, its specific contributions and findings with respect to your pay practices and amounts awarded for the fiscal year for which compensation is being reported. Refer to Item 407(e)(3)(iii) of Regulation S-K.

Response to Comment 4: In future filings we will add the following additional language at the end of the second paragraph of the section of the CD&A entitled “Executive Process”:
The Committee requests PM&P to provide an independent viewpoint of competitive practices, market trends and best practices regarding design elements of executive compensation programs. PM&P does not recommend specific compensation for any individual. PM&P advises the Committee on appropriate changes to compensation design elements. PM&P also reviews and comments upon the market benchmarking analysis, including the definition of the benchmark companies and sources of market data, and confirms that target levels for each individual are within the competitive range of our comparator group for salary, annual incentives and long-term incentives. PM&P is also available to support the Committee on executive compensation issues as they may arise during the year, for example, in the context of a newly recruited executive or retention of specific executives. A representative of PM&P comes to each meeting of the Committee and meets with the Committee without management present.
5. Please identify the benchmark companies that comprise the comparator group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, please specify how each element of compensation relates to the data you have analyzed from the comparator companies. Your disclosure should include a discussion of where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.
Response to Comment 5: We disclose on page 15 that our competitive market data is an aggregation of the data obtained from third-party compensation surveys administered by Hewitt Associates and Towers Perrin for general manufacturing companies whose revenues fall within a specified range with the resulting median revenue similar to that of Rohm and Haas. The Hewitt survey included 47 companies and the Towers Perrin survey included 84 companies all with revenues between $4 billion and $16 billion. In the future we will include this additional detail. However, we see no benefit to our investors in listing over 100 company names. In particular, our use of aggregated compensation survey data, rather than data from a smaller list of benchmark companies, is intended to eliminate the discretion to choose particular companies as well as to minimize the impact of changes in the list of benchmark companies from year-to-year that naturally result from differences in survey participation or the impact of merger and acquisition activity on data availability.
On page 16, we state, “The Company targets each compensation element at the median of our comparator group.” On page 17, we state, “Based on the award schedule set by the Committee for 2006, company performance yielded a payout factor for 2006 of 1.43 (or a payout of 143% of target).” In other words, actual payouts for company performance were at 143% of target, where target reflects the median of our comparator group, because our RONA results exceeded median performance.
6. Please provide a materially complete description of the Executive Compensation Committee’s processes and procedures for the consideration and determination of executive compensation. See Item 407(c)(3) of Regulation S-K and Section V.D. of Commission Release 33-8732A. Please discuss in reasonably complete detail the role of Mr. Gupta in Rohm & Haas’s compensation processes.
Response to Comment 6: In the future, we will revise the last paragraph under the Executive Compensation Process (found on page 15) to provide the following information: “After the Committee completes these tasks and confers with PM&P with respect to overall market trends and best practices in executive compensation programs, the Committee will determine Mr. Gupta’s compensation, including his base salary, annual incentive award targets and long-term incentives and targets, taking into consideration the review of his performance by the Nominating and Governance Committee. The Committee will also determine the compensation of the other executive officers in consultation with Mr. Gupta with regard to the performance and strategic contributions of each of the other executive officers. The Committee applies the same compensation policies in making its determinations for Mr. Gupta and the other executive officers. Mr. Gupta is authorized by the Committee to determine compensation for executives other than executive officers within the structures and guidelines set by the Committee.”
7. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1. of Commission Release No, 33-8732A. In this regard, we note significant disparities in Mr. Gupta’s salary, the amount awarded to him under the annual incentive plan, and the option award made on March 1, 2006 as compared to that of the named executive officers. Given this, please provide a more detailed discussion of how and why Mr. Gupta’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

Response to Comment 7: There are no material differences between policies regarding Mr. Gupta’s compensation and those regarding the compensation of the other named executive officers. The differences in amounts of compensation are simply reflective of the median competitive market data for compensation of the Chairman and CEO being higher than market median compensation data for other executive officers.
8. It appears that the Compensation Committee gives significant weight to the extent to which compensation of your named executive officers compares to the companies against which you benchmark compensation. Please address the Compensation Committee’s analysis of the competitive market data obtained by your compensation consultant and how this information resulted in specific awards for the fiscal year for which compensation is being reported. In addition, to the extent determinations or adjustments to particular levels of compensation were based upon your position in the benchmarked group, please provide sufficient quantitative and qualitative disclosure that addresses the specific levels of compensation for each named executive officer. Please explain and place in context how each element of compensation was considered and how or why determinations with respect to one element may or may not have influenced the Compensation Committee’s decisions with respect to other allocated or contemplated awards. Refer to Item 402(b) and section II.B. of Release No. 33-8732A.
Response to Comment 8: As stated on page 15, “[A]ggregated data is obtained from third-party surveys administered by Hewitt Associates and Towers Perrin. . . . Survey data is analyzed by internal compensation staff in consultation with PM&P.” The Committee reviews this analysis and asks questions to the compensation staff and PM&P about elements of it. The Committee then makes compensation decisions targeting the amount for each compensation element within the competitive range of the median of our comparator group. As explained in response to Comment 5, the comparator group is made up of companies with a median size similar to the Company. Therefore, the Committee does not need to further factor size into the data.
The last two paragraphs on page 15 explain that the Committee also looks at overall competitiveness of the whole compensation package and how each element of compensation was considered and chosen. In the future we will add the bracketed words:
Total compensation value is analyzed to ensure the overall competitiveness of the executive compensation program. The Committee also looks to market data to determine if the balance between the short-term [such as salary and the annual incentive award] and the long-term [such as awards of performance shares, stock options and restricted stock] compensation opportunity is competitive. Short-term compensation is designed to drive the accomplishment of annual goals, but it must be adequately balanced with long-term incentives which support the achievement of the Company’s strategic goals and growth of shareholder value. The Committee also considers internal pay equity among the executive officers.
The Committee also decides the mix of long-term incentive vehicles and related program metrics. In 2006, delivery of total target long-term compensation value was evenly divided between stock options and performance shares. The Committee believes that the use of stock options is the best way to align executives’ interests directly with shareholders’ interests because executives only receive value through stock options if the Company’s stock price appreciates. At the same time, the Committee does not want to drive stock price appreciation to the detriment of the long-term health and success of the Company. The Committee, therefore, has chosen to use performance shares to keep focus on long-term strategic goals. The Committee has selected a mix of market-based and financial-based performance metrics to be measured over a three year cycle. The Committee also believes that restricted stock is an important retention tool and has made restricted stock grants to executive officers from time to time. Beginning in 2007, the Committee has decided that a portion of long-term incentives will be delivered in restricted stock due to this retention benefit.
In addition, the following are stated on page 17: “Target award percentage [for the annual incentive award] are determined based upon review of competitive market data and vary by salary grade level, and for named executive officers, by position” and “The Committee targets total long-term compensation value at the median of the general manufacturing comparator group when the Company meets target performance.”
9. Please provide additional analysis about how you determined the amount of annual incentive cash bonuses, awards made under the LTPSP, and stock option and restricted stock grants. Although you provide general disclosure relating to the formula(s) for establishing compensation under these components of your program, please provide a more focused discussion that not only sets forth the amount of compensation awarded but also provides substantive analysis and insight into how the Compensation Committee determined the specific payout amounts. Please provide a complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate financial, strategic, and operational objectives and individual goals resulted in specific payouts under each element. From an overall standpoint, please ensure that the disclosure you provide under paragraph (b) of Item 402 of Regulation S-K contains appropriate analysis of the specific factors considered by the Compensation Committee in ultimately approving particular pieces of each named executive officers’ compensation package and that you describe the reasons why the Compensation Committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions. Refer to Item 402 (b)(1)(v) of Regulation S-K.
Response to Comment 9: We disclose in several sections of the Compensation Discussion and Analysis that the target payout for each element of compensation and for total compensation is the median of the market data. On page 16 we say, “The Company targets each compensation element at the median of our comparator group.” Later on page 16 we say, “Target award percentages [for the annual incentive awards] are determined based upon review of competitive market data and vary by salary grade level, and for named executive officers, by position” and on page 17, “The Committee targets total long-term compensation value at the median of the general manufacturing comparator group when the Company meets target performance.”
Actual payouts under the annual incentive plan and the performance share plan are based on a formula as explained on pages 17 and 18. The number of stock options granted was determined by multiplying the target total long-term compensation value by 50% (see bottom of page 17) and dividing that by the Black-Scholes option valuation (as explained on page 18). We will add language next year to explain that that the number of stock options granted to executive officers can vary within a range of 90% to 110% of target based on individual performance. In 2006, restricted stock was only granted for retention purposes on a discretionary basis.
10. We note that you have not provided a complete quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation under the annual incentive plan and the LTPSP for 2006, 2007, and the three overlapping, three-year performance cycles. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). Please disclose the company performance targets and goals and how your incentive awards are specifically structured around such performance targets and goals, See Item 402 (b)(2)(v) and Instruction 2 to Item 402(b). Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v).
Response to Comment 10: We disclosed the performance targets and actual performance achieved for 2006. On page 17 we explained the target for the annual incentive plan, “The RONA target for 2006 was 13%; the actual RONA outcome was 14.78%. Based on the award schedule set by the Committee for 2006, company performance yielded a payout factor for 2006 of 1.43 (or a payout of 143% of target).” On page 18, we explained the target for the long-term plan, “For the 2004—2006 performance cycle which pays out in March 2007, the goals for a payout of 100% of target were 10% for average 3-year adjusted RONA and a TSR ranking of 6 out of 12. The Company’s performance yielded an average 3-year adjusted RONA of 13.45% and a TSR ranking of 6 for a performance payout factor of 1.25 (or a payout of 125% of target). We also supplied the targets for the new three year cycle awarded in 2006, in footnote 2 to the Grants of Plan-Based Awards table (on page 21) and referred to on page 18 of the CD &A. These performance targets apply to all participants; we do not set individual performance targets for either of these plans. We did not supply the performance targets for 2007 which we will do in this coming year’s proxy statement because the awards were made in 2007 and would not enhance a fair understanding of the compensation paid in 2006. Therefore, we do not believe that disclosure of the 2007 targets was required by Instruction 2 to Item 402(b) of Regulation S-K and would only confuse the disclosure.
11. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. To the extent incentive amounts are determined based upon a historical review of the predictability of your performance objectives, please provide appropriate disclosure that addresses the relationship between historical and future achievement.
Response to Comment 11: We did disclose the specific targets that had to be achieved for both the annual incentive award plan and performance share plan payouts. (See the disclosure about the annual incentive plan RONA target on page 17 and the RONA and TSR targets for the performance share plan on page 18.) In the future, we will add language, to the extent applicable, that the Committee establishes the RONA target for both the annual incentive plan and for the new cycle of the long-term plan on an annual basis, adjusting these targets to take into account the Company’s performance the previous year and the business plan for the following year.
12. Although you state that company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure throughout that indicates compensation-related decisions are made in connection with non-quantitative achievements. In this regard, we also note disclosure of numerous percentages that attempt to place in context the target awards for the executives; however, it is unclear what these target goals are from your disclosure. Please expand your disclosure to provide additional detail and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose and discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. Also expand your discussion and analysis of the factors the Executive Compensation Committee considered in establishing personal objectives for Mr. Gupta. See Item 402(b)(2)(vii) of Regulation S-K.
Response to Comment 12: Individual performance generally has no effect on the annual incentive award or the long-term performance share plan unless the Committee uses its discretion to decrease an award. Individual performance has an effect on the number of stock options granted (page 18). In the future, we will add language that guideline awards can range from 90% to 110% of the target. Individual performance is also the basis on which special bonuses are granted (page 17) and it has some effect on salary although we note on page 16, “For the named executive officers, Company performance is considered to be the best measure of individual performance because the decisions they are empowered to make determine the Company’s performance.” Overall, discretionary adjustments to any element of compensation are based on an assessment of overall performance and are not based on specific goals.
13. We note under your discussion of “Executive Compensation Elements” that you can decrease payments to executive officers. Clarify whether discretion has been exercised by the Board or Compensation Committee either to award compensation absent attainment of the relevant performance goals or to reduce the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goals. See Item 402(b)(2)(vi) of Regulation S-K.
Response to Comment 13: Both the annual incentive awards and long-term plan awards are formula driven and we note that they cannot be increased for executive officers beyond what the formula allows. We also note that in “the past, the Committee has exercised their prerogative to decrease awards in the annual incentive plan both generally for all participants and specifically for individual executives, including executive officers.” We do not believe that naming a specific individual whose award was decreased will help investors and the potential for embarrassment may deter the Committee from taking such actions in the future if they have to be disclosed.
14. Given that several elements of your compensation are based in part on the achievement of the targeted financial metrics described, please address your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.
Response to Comment 14: On page 16, we state,

Under Section 304 of Sarbanes-Oxley, if the Company is required to restate its financials due to material noncompliance with any financial reporting requirements as a result of misconduct, the CEO and CFO must reimburse the Company for any bonus or other incentive-based or equity-based compensation received during the 12 months following the first public issuance of the non-complying document, and any profits realized from the sale of securities of the Company during those 12 months.
In addition, we have noted the Committee’s ability to reduce future awards (page 17).
15. We note the disclosure in this section regarding your policy for grants but it does not appear as though you have addressed the timing of awards as it relates to release of material non-public information. In this regard, your disclosure indicates that you grant awards yearly on March 1 with additional quarterly dates. Please give adequate consideration to the elements and questions set forth in Section II.A of Release 33-8732A, which discusses the concepts to consider when drafting the appropriate corresponding disclosure.
Response to Comment 15: Because we disclosed that we only grant stock options on one date each year, at a time immediately following the filing of our Form 10-K, we did not think we needed to say anything more about timing awards for the release of material non-public information. We will explicitly state in future proxy statements that we only grant stock options on one day, shortly after the filing of our Form 10-K with the expectation that it would be highly unlikely that we would be in possession of material, non-public information on that day.
Non-Qualified Deferred Compensation, page 26
16. We note the disclosure relating to earnings based upon the performance of a selection of 14 Vanguard mutual funds. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure.
Response to Comment 16: In the future, we will add the bracketed language to the current disclosure:
[All] participants, [including executive officers,] may invest their contributions in the same investment funds offered under the Rohm and Haas Company Employee Stock Ownership and Savings Plan. This consists of a selection of 14 Vanguard mutual funds. All investment elections are on a notional basis [and the participants’ earnings are the same as those payable by the selected Vanguard mutual funds]. There is no limit to the number of times participants may change their investment elections. Participants are at all times 100% vested in all amounts in their account. Participants may not invest their cash contributions in the Rohm and Haas Stock Fund.
Potential Payments Upon Termination of Employment, page 27
17. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the employment agreements. See paragraphs (b)(1)(v) and (j)(3) of Item 402 of Regulation S-K. Also, in the Compensation Discussion and Analysis, discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.
Response to Comment 17: Our named executive officers do not have employment agreements, although they do have change in control agreements as described in the Compensation Discussion and Analysis on page 19 and further described and quantified on pages 29 to 31. Other than change of control, as we state on page 27, “The compensation consequences of leaving the Company depend on the terms of the plans previously described (and which apply to all participants in the plans) and negotiations between the executive officer and the Company as approved by the Executive Compensation Committee of the Board of Directors.” Although Instruction 5 to Regulation S-K 402 (j), says that no information need be provided with respect to plans that do not discriminate in scope, terms or operation in favor of executive officers and are generally available to salaried employees, we have set out in detail the termination provisions of the plans on pages 28 through 29.
On page 14, in the Compensation Discussion and Analysis, we note that among other topics reviewed annually by the Executive Compensation Committee is “total compensation due executive officers from past pay decisions . . . .” In the future we will add that the review of total compensation due executive officers from past pay decisions includes amounts due upon retirement.
     We intend to incorporate the changes proposed above in next year’s proxy statement, subject to their applicability to our disclosures next year.
     In addition, we acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact me at 215-592-3475 with any questions.

Sincerely, Gail P. Granoff Chief Compliance and Governance Officer

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